SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

Amendment No.

Name of Issuer:                    Ark Restaurants Corp.


Title of Class of Securities:      Common Stock


CUSIP Number:                      040712101


Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications:

                                   Arthur Zankel
                                   First Manhattan Co.
                                   437 Madison Avenue
                                   New York, NY  10022      212-756-3311


Date and Event which Requires
  Filing of this Statement:        November 3, 1999

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  04071201


1)  Name of Reporting Person; S.S. or I.R.S. Identification No. of above Person:

          Arthur Zankel

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                   (a) [ ]
                                                                   (b) [X]


3)  SEC Use Only


4)  Source of Funds (See Instructions):                               PF


5)  Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                          [ ]


6)  Citizenship or Place of Organization:                        US


Number of Shares Beneficially Owned by Each Reporting Person with:

7)  Sole Voting Power:                            178,800


8)  Shared Voting Power:                          6,000


9)  Sole Dispositive Power:                       178,800


10) Shared Dispositive Power:                     6,000


11) Aggregate Amount Beneficially Owned
             by Each Reporting Person:            178,800


12) Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions):                [X]


13) Percent of Class Represented by Amount in Row (11):      5.42%


14) Type of Reporting Person (See Instructions):                 IN

CUSIP No.  04071201

Item 1.  Security and Issuer

This statement relates to the common stock, $.01 par value, of Ark Restaurants Corp., 85 Fifth Avenue, New York, NY 10003.


Item 2.  Identity and Background

(a) Name             (b) Business             (c) Principal
                        Address                  Occupation

Arthur Zankel       437 Madison Ave.         General Partner of
                    New York, NY 10022       First Manhattan Co.
                                             437 Madison Avenue
                                             New York, NY  10022

(d) During the last five years he has not been convicted in any criminal proceeding.

(e) During the last five years he has not been a party to a civil proceeding as a result of which he was or is subject to the federal securities laws.

(f)  U.S. Citizen

Item 3.  Source and Amount of Funds or Other Consideration

     $1,703,341.63 from personal funds, none of which was borrowed.


Item 4.  Purpose of Transaction

      The securities were acquired solely for investment purposes.


Item 5.  Interest in Securities of the Issuer
a)   178,800     shares                  5.42%

b) Voting and Dispositive Power With Respect To Securities of the Issuer:

               sole voting power:                           178,800  shares
               sole dispositive power:                      178,800  shares


c) Mr. Zankel effected the following purchase transactions during the past sixty (60) days:

               Amt. of            Price                Where
Trade Date     Securities         Per Share            Transacted

10/6/99        5,400               $9.47               All trades transacted
10/7/99        2,600               $9.26               on the NASDAQ Over
11/3/99        9,100               $9.45               The Counter Market
11/15/99       6,000               $9.51

An account of a client of First Manhattan Co.("FMC") holds 6,000 shares of ARK Restaurants Corp. as to which FMC may be deemed to share the power to vote. Although these shares could be deemed to be beneficially owned by Mr. Zankel by virtue of his position as a general partner of First Manhattan Co., Mr. Zankel disclaims beneficial ownership of such shares.


Item 6. Contracts, Arrangements, Understandings, or
          Relationships with Respect to Securities of the Issuer.

     None

Item 7.  Material to be Filed as Exhibits

        None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



________________________________
Arthur Zankel

Date:  11/15/99